Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,					Year-to-Date Period Ending September 30, 2018
	2013	2014	2015	2016	2017
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$580,575	$824,745	$754,975	$727,293	$752,367	$892,669
Add: Fixed charges	133,511	146,835	160,044	195,581	212,280	169,903
Amortization of interest capitalized	816	900	993	1,862	2,353	1,937
Distributed income of equity investees	3,274	3,086	66,285	78,723	123,660	147,950
Less: Interest capitalized	(14,339)	(22,803)	(14,442)	(27,375)	(15,565)	(13,354)
Total earnings	$703,837	$952,763	$967,855	$976,084	$1,075,095	$1,199,105

FIXED CHARGES:
Interest expense	$132,887	$145,862	$158,895	$194,187	$210,698	$168,535
Rent expense representative of interest factor	624	973	1,149	1,394	1,582	1,368
Total fixed charges	$133,511	$146,835	$160,044	$195,581	$212,280	$169,903
Ratio of earnings to fixed charges	5.3	6.5	6.0	5.0	5.1	7.1

* Excludes income from equity investments.